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Exhibit 99(a)(5)(F)

L Curve Sub Inc. and M Curve Sub Inc. Announce Completion of the
Subsequent Offering Period for Laureate Education, Inc. Tender Offer

        New York, NY, July 19, 2007—L Curve Sub Inc. and M Curve Sub Inc., vehicles controlled by an investor group led by Douglas L. Becker, the Chairman and Chief Executive Officer of Laureate Education, Inc., announced today the completion of the subsequent offering period relating to their tender offer to purchase all of the outstanding shares of common stock of Laureate Education, Inc. at a purchase price of $62.00 net per share in cash.

        The subsequent offering period expired at 5:00 p.m., New York City time, on Wednesday, July 18, 2007. Based on preliminary information from the depositary for the offer, as of the expiration of the subsequent offering period at 5:00 p.m. on July 18, 2007, Laureate stockholders had tendered 15,858,125 shares of Laureate common stock (including guaranteed deliveries) during the subsequent offering period. Combined with shares tendered during the initial offering period, a total of 46,524,370 shares of Laureate common stock were tendered pursuant to the offer, which represent approximately 89% of the outstanding shares.

        The investor group intends to exercise the "top-up" option granted pursuant to the amended and restated merger agreement among Laureate, L Curve, and Wengen Alberta, Limited Partnership pursuant to which Laureate has agreed to issue newly issued shares to L Curve or its assignee in an amount sufficient to achieve 90% ownership and permit the completion of a "short-form" merger under applicable Maryland law, without a vote of the stockholders of Laureate. Accordingly, the investor group will acquire the remaining shares of Laureate common stock through a short-form merger in which all remaining Laureate stockholders who did not tender their shares in the tender offer will receive the same $62.00 per share in cash paid in the tender offer. Stockholders will receive relevant information in the mail on how to receive payment for their shares.

        L Curve and M Curve are controlled by an investor group led by Mr. Becker. The group includes Kohlberg Kravis Roberts & Co. (KKR); Citi Private Equity; S.A.C. Capital Management, LLC; SPG Partners; Bregal Investments; Caisse de dépôt et placement du Québec; Sterling Capital; Makena Capital; Torreal SCRRS S.A.; Brenthurst Funds; Vulcan Capital; and others.

        Forward-Looking Statements:    This release includes certain forward-looking statements. Any such forward-looking statements may involve risk and uncertainties. These forward-looking statements appear throughout the release and include statements regarding the intent, belief or current expectations of L Curve Sub Inc. and M Curve Sub Inc., including statements concerning the plans of L Curve Sub Inc. and M Curve Sub Inc. with respect to the acquisition of all of the Company's common stock. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the ability of L Curve Sub Inc. and M Curve Sub Inc. to control or predict. L Curve Sub Inc. and M Curve Sub Inc. undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Ruth Pachman/Molly Morse
Kekst and Company
(212) 521-4891/ (212) 521-4826
ruth-pachman@kekst.com/molly-morse@kekst.com

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L Curve Sub Inc. and M Curve Sub Inc. Announce Completion of the Subsequent Offering Period for Laureate Education, Inc. Tender Offer